Filed by Nuveen Real Asset Income and Growth Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Diversified Real Asset Income Fund

Commission File No. 811-22936

Diversified Real Asset Income Fund (DRA)

Shareholder Meeting - Adjournment Ends June 30, 2017

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by June 30, 2017, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on June 30, 2017 at 10:00 a.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

THE PROPOSAL HAS THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal was reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal contained in the Joint Proxy Statement/Prospectus.

    SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

The Reorganization is part of an ongoing initiative to rationalize the product offerings of Nuveen funds and eliminate overlapping products by combining two funds that have the same investment adviser and sub-adviser, the same investment objective, substantially similar investment policies and risks and substantially identical portfolio compositions. The proposed Reorganization is intended to benefit shareholders in a number of ways, including, among other things, fee and expense savings for the fund.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-612-5814 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and on Saturday from 12:00 p.m. to 6:00 p.m. Eastern Time.

Thank you for your prompt attention to this matter.